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Filed by CheckFree Holdings Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: TransPoint LLC
Commission File No. 0-26802


             FINANCIAL ANALYST AND PRESS CONFERENCE CALLS
             --------------------------------------------

Call Date:                                          February 16, 2000, Wednesday

TERRIE O'HANLON:
                           Hi, this is Terrie O'Hanlon, and I want to thank you all for joining us. Leading the call today is Pete Kight, CheckFree's Chairman and CEO. Ric Duques, Chairman and CEO of First Data Corporation, and Lewis Levin, who is both a vice president at Microsoft, and President and CEO of TransPoint, also have prepared comments. At the close of these, Pete, Ric and Lewis will host about 20 minutes of Q&A. Pete Sinisgalli, CheckFree's President and Chief Operating Officer, also are available to answer questions during this portion of the call.

                           Before we get started, I'd like to read our Safe Harbor notification:

                           Certain of the Company's statements in this conference call will not be purely historical, and as such are forward-looking statements under the Federal Securities laws. These include statements regarding management's intentions, plans, beliefs, expectations or projections of the future.

                           Forward-looking statements involve risks and uncertainties, including, without limitation, the various risks inherent in the Company's business, and other risks and uncertainties detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission. These SEC filings include Form 10-K for the year ended June 30, 1999, filed September 24, 1999, Form 10-Q for the quarter ended December 31, 1999, filed February 10, 2000, and Form S-3 Registration Statement, as amended, which was filed January 14, 2000 and amended on January 21, 2000.

                           One or more of these factors have affected, and could in the future affect, the Company's business and financial results in future periods, and could cause actual results to differ materially from plans and projections. There can be no assurance that the forward-looking statements made today will prove to be accurate, and issuance of such forward-looking statements should not be regarded as a representation by the Company, or any other person, that the objectives and plans of the Company will be achieved. All forward-looking statements made during this conference call are based on information presently available to management, and the Company assumes no obligation to update any forward-looking statements.


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                           Now I'd like to turn the call over to Pete Kight,
                           CheckFree's chairman and CEO.

PETE KIGHT:
----------
                           Good morning, and thanks for joining us so early, particularly those of you that have joined us on the on the West Coast. I know this came on short notice and I do appreciate you giving us time.

                           Hopefully you have had an opportunity to read the press release we issued after market close last night, and have had a chance to understand the power of CheckFree, First Data and Microsoft working together to accelerate the rate at which consumers sign up for electronic billing and payment. The first step in our working together is the merger between CheckFree and TransPoint, which as you know is a joint venture between Microsoft and First Data, with Citicorp as a minority investor. In addition to the obvious strategic importance of this merger this is actually a very good business day.

                           Each company has specific and complementary strengths, each of which is important in igniting consumer and biller excitement about receiving and paying bills on the Internet. Stimulating demand will drive this service to the "main street" statuses that e-mail has today.

                           Here is the bottom line overall on what today's announcement means:

                           (1) billers will be able to get electronic bills on
                               the 'Net faster, easier and better because we will simplify the process;

                           (2) consumers will be able to get more bills, at
                               more places, including an array of Microsoft
                               Service Offerings;

                           (3) Consumer Service Providers will be able to make
                               more bills available to more consumers, more quickly; and

                           (4) CheckFree will be able to expand its products
                               and services, with even greater scale and processing efficiency.

                           This merger has significantly improved the electronic billing payment services our financial institutions will be offering. Banks will clearly have the lead in being able to electronically serve both their consumer and business clients. Those financial institutions who offer electronic billing and payment


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                           services to their retail customers can distribute a
                           broader base of bills following this. They will receive even better system quality and performance as we expand use of First Data's extensive payment capabilities. Including both this merger and our pending Bluegill Acquisition, Financial institutions that want to be Biller Service Providers will be able to get in the game easier and much faster, with significantly more services to offer their corporate customers right out of the gate, marketed under their own brand, and backed by the experience, scale and ingenuity of CheckFree, First Data and Microsoft.

                           The terms of the transaction are covered in the release, but I'll briefly review them with you.

                           - At the time the transaction closes, Microsoft,
                             First Data and Citibank will jointly receive 17 million shares of CheckFree stock. At yesterday's closing price, that values the deal at about $1 billion

                           - CheckFree will receive an exclusive five-year
                             relationship with Microsoft to provide
                             electronic billing and payment technology used in consumer applications and services Microsoft develops. During that time, Microsoft will guarantee $120 million in revenue to CheckFree.

                           - CheckFree will also enter into a five-year
                             relationship with First Data, during which we will market and use each other's products and services. First Data will provide at least $60 million in revenue and or cost savings to CheckFree.

                           - Subject to necessary regulatory approval,
                             Microsoft, First Data and Citibank will
                             collectively contribute $100 million to TransPoint immediately before the transaction closes, and those funds will immediately transfer to CheckFree at closing.

                           - First Data and Microsoft will each gain a seat on
                             CheckFree's Board of Directors. We have selected Ric Duques and Lewis Levin to take those seats.

                           I'd like to take a moment to review specifically how we've agreed to work together:

                           - Microsoft will become a major online consumer
                             retail provider for CheckFree's electronic billing and payment services, via Microsoft MoneyCentral and other services that are not publicly disclosed yet. Lewis will address Microsoft's plans further just a little bit later in this call.

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                           - Microsoft is obviously a very strong brand of
                             consumers and businesses trust with their important work every day, both at the office and at home. And Microsoft is a worldwide leader at creating technology that is familiar, easy and very well supported. Since research shows trust and ease of use are the two main factors that need to be addressed to achieve the growth rate we'd like to see, we are obviously thrilled with this direction.

                           - Everyone involved in electronic billing and
                             payment is concerned about interoperability. Our acquisition of BlueGill Technologies, which we expect to close shortly, provides immediate interoperability between CheckFree and TransPoint and positions CheckFree as leading the open interoperability push. Today's news obviously means we plan to advance that dramatically, simplifying the electronic billing and payment model to accelerate growth and keeping interoperability open and accessible.

                              - First Data is the largest payment processor in
                                the world. In an economies of scale business, access to this infrastructure will be a strategic advantage.

                                CheckFree can use First Data' broad range of processing, settlement and electronic remittance capabilities to further improve the standard-setting quality levels we deliver today. We also plan to explore ways to tap into Western Union's domestic network of more than 4,000 billers.

                           - At the beginning of this fiscal year, I had
                             stated that CheckFree would begin to focus more on business-to-business initiatives, and look for ways to utilize our electronic billing and payment service infrastructure to deliver a broad range of products and services. Getting this deal done is a big part of that. While we won't share specifics today, Microsoft and CheckFree have agreed to work together to develop electronic invoicing and payment for Microsoft business-to-business initiatives, and for future financial electronic commerce services. We further expect to be able to utilize First Data's payment solutions as a part of these efforts. As you know, the business-to-business electronic billing and payment opportunity is at least as big as consumer EBP, so we expect these efforts to lead to new areas of growth for all the companies.

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                         - To advance ease-of-use and efficiency of electronic
                           billing and payment, we'll use technology from both Microsoft and First Data. This includes Microsoft's Windows NT and SQL Server in solutions we create for billers. We have also already been adding Windows NT and Microsoft BackOffice to the technology in our data center, and will obviously continue to expand that. We have also agreed to support Next Generation Windows Services from Microsoft. Combined with First Data's broad range of electronic payment technologies, this merger should enable us to further advance our processing efficiencies and our quality initiatives.

                           Regarding international reach working more closely with Microsoft and First Data, who are both technology leaders world wide, we believe should facilitate CheckFree's ability to expand internationally. There is clearly opportunity to utilize First Data's Western Union Agent Network of more than eighty two thousand locations reaching one hundred seventy six countries. First Data also has key agent relationships with twenty eighty post offices including German Post Bank and French La Post for example that could further extend CheckFree's international reach. TransPoint is currently helping to develop an electronic billing and payment service in Australia and also has a relationship with BCE Emerges which is providing bill presentment processing for a consortion of Canada's largest financial institutions. CheckFree has developed an electronic billing and payment solutions in New Zealand and we will have sales and service offices in Canada, Singapore and the United Kingdom through Bluegill Technologies. Microsoft is the worldwide leader in software for personal and business computing. Microsoft had subsidiaries operating in sixty nations around the world and has created and developed products in more than thirty languages. We obviously intend to use this transaction to significantly expand our international reach.

                           I hope it's clear just how strongly each of our companies is committed to accelerating use of electronic billing and payment. I firmly believe that, once the transaction is finalized, our teamwork will have a catalytic effect on bringing billing content to the Internet and on driving users to the `Net to receive and pay bills.

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                           Now I'll turn the call over to Ric Duques to add
                           perspectives from First Data.

RIC DUQUES


                           Thanks Pete, I'll be brief because I know many of you may want to ask some questions. From a First Data standpoint this agreement will IGNITE THE MARKET for electronic bill presentment and bill payment. The combination of TransPoint and CheckFree will forge a powerful alliance here. But let me define for the listeners the market we're talking about. We're talking about the traditional market place where a biller prints a bill, puts it in an envelope, mails it, the consumer gets it in the mailbox, opens it up, looks at it, writes a check, puts the check in an envelope, and mails it. That whole process is the electronic bill presentment and payment market place. That's the market place we're going after. There are literally billions of bills that are sent to all of us. So this has implications both to consumers, to billers and to other parties like the post offices.

                           We believe that TOGETHER WE CAN ADVANCE AND GROW THE SIZE OF THIS MARKET PLACE FASTER AND FARTHER THAN WE CAN ALONE.

                           What this alliance does is it combines four very critical things here:

                           1. A CRITICAL MASS OF BILLERS.

                           2. A KILLER APPLICATIONS and technology of enormous
                              functionality for both the biller and the consumer.

                           3. SCALE AND TRANSACTION PROCESSING CAPABILITIES
                              because there will be billions of transactions that will have to be processed here and through the combination of First Data and CheckFree, we are probably the largest payment processing company in the world. And

                           4. The domestic connectivity to 4000 billers through
                              the Western Union service, and I'll talk a little bit about that in just a second.

                           THE QUESTION FOR FIRSTDATA WAS: "HOW DOES FIRST DATA USE THE POWER OF THE INTERNET TO GROW OUR BUSINESS AND WIN IN THIS INTERNET ECONOMY?"

                           As a leading provider of electronic commerce payments, our goal is to capture a growing share of the electronic payments from point that they occur to the point that they're settled.

                           - This alliance, this particular alliance,
                             dramatically increases our PROBABILITY OF WINNING IN THE MARKETPLACE CALLED ELECTRONIC BILL PRESENTMENT AND BILL PAYMENT.

                           It's clear, however, to us, that what has evolved here the highly fragmented and competitive marketplace.

                           - There are multiple approaches to handling
                             electronic bill presentment and bill payment.

                           Along with CheckFree, we believe that the integrated payment system is the best solution for this marketplace.

                           - We believe our alliance will benefit both the
                             billers and the consumers. It will create confidence in the billers, and it will give the consumers a more complete bill payment capability. This market will therefore start to expand rapidly.

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                           TWO THINGS OF VERY HIGH SIGNIFICANCE IN THIS
                           TRANSACTION FROM WHAT FIRST DATA BRINGS HERE IS they recently signed agreement between TransPoint and First Data, First Data's Western Union business, will be transferred to CheckFree.

                           And in that agreement Western Union, which has 4000 biller relationships, those are relationships with electric companies, gas companies, water companies, local and long distance companies, where we provide walk-in bill payment service. And we do OVER 105 MILLION walk-in payments.

                           - The significance of this is 300 of these biller
                             relationships that Western Union has are totally electronic. So this will more than double the number of electronic biller connections that Trans Point and CheckFree have combined. The other significance here is Western Union has relationships with 28 post offices around the world.

                           - And obviously from my definition of the
                             marketplace you can see this will have an impact on the post office if everyone is doing electronic bill presentment and bill payment. There'll be less traffic there so the post offices will want to be involved in this.

                           The second thing from First Data's standpoint is we will be a major investor - over 6 million shares -- of CheckFree. And this allows us to align ourselves with someone who will be one of the clear leaders in electronic bill payment and presentment.

                           - Under the joint marketing agreement that Pete
                             talked about with CheckFree, we will utilize First Data's payment systems, its settlement systems and electronic systems to help CheckFree grow this business.

                           We have a strong commitment to the Internet. This agreement will give us the opportunity to be a major processor of electronic payments made over the Internet for consumers who want to pay their bill in that manner.

                           Now I'd like to turn the call over to Lewis Levin and let him talk to you a little bit about Microsoft's in view of this.

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LEWIS LEVIN



                           Thanks very much Rick; also thanks Pete. I'm just gonna give a little perspective from Microsoft's standpoint and then we'll quickly get to questions.

                         - At Trans Point we've worked harder the past three
                           and half years to develop new technology for bill presentment and payment from the ground up. I think that this merger opportunity recognizes some of the value for what we've created.

                           Right now there are 32 e-bills that are payable on the TransPoint system, representing 20 companies.
                              - We have signed contracts with 40 of the country's largest billers and we're working with 20-30 more.
                              - Pete mentioned that we`ve made some significant strides in working with major organizations in Australia and Canada.
                              - Just two weeks ago on February first, we released the fourth version of our system that included to pay anyone offering email notification and a new user interface. We also kicked off a multimillion-dollar advertising campaign to educate the market and recruit consumers to electronic billing and presentment.

                         - The merger today is fabulous news for advancing the
                           industry. I think it's going to have a huge impact on accelerating the growth of the industry because it's gonna make a more compelling offer for billers, consumer service providers who are the very institutions that offer a billing payment service to their customers on the web and of course to consumers.

                               I think we're gonna provide some clarity for billers in terms of the models to use for electronic billing and payment; they'll get the best of the combined technology that CheckFree and Trans Point can offer; they'll be able to rely on CheckFree's existing service infrastructure; and they'll have access to the broadest distribution to consumers for these services. The consumer service providers that provide this kind of capability to their customers are gonna get the benefit of additional bill content. Much of the growth of this industry is predicated on really streamlining the process for consumers so that they cannot only pay on-line but they also receive on-line, so acces to content is a huge factor here. Consumers, of course, are gonna find this a much more appealing offer because of those benefts. What Microsoft is gonna do is to very aggressively focus on expanding our offer to consumers for these services. We'll create unique Web capabilities on MSN and Money Central using the service intrastructure that CheckFree provides to us. We'll also integrate payment and billing capabilities in next generation Windows services. For us, this is a great opportunity to focus on Microsoft's direct customers. I think the technical collaboration between our companies is a really big win. Clearly, we're pretty conspicuous in wanting to promote Windows NT for serious transaction processing and data center applications, and I think this will a great opportunity to advance NT and those applications. I'll be serving on CheckFree's board of

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                               directors and I'm looking forward to that, and I
                               think we have a great opportunity ahead of us. We're very committed to the growth opportunity in this business. That's if for me. Pete.

PETE KIGHT
                           Thanks, Lewis. Everyone has heard the commitment each of our companies has to making this happen. You also should understand that each of us knows there is still a lot of work to be done. Fewer consumers than what we would like are receiving and paying bills on the `Net. We clearly understand that this marketplace is set for acceleration. For every consumer that's on the net paying their bills, we believe there are 10 consumers who are intending to do it, who expect to do it, who actually tell researchers they're ready to do it, but have not yet pushed the button to enroll.

                           With more than 50 competitors in this space, we will have to stay focused to make sure we're the ones to get those consumers to click and go. But we had to execute, and will have to execute first, on the things that need to happen. Here's what we're focused on:

                           Simpler enrollment. Very broad and ubiquitous distribution of a wide array of bills. INTERACTIVE billing content that delights the consumer with even more than the sheer ease of getting and paying bills on the Internet.

                           In the very near future, bills are not going to be just something you pay. They will be channels to getting better

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                           customer service, and building relationships with
                           companies that create products and services just for you, because an intelligent billing process knows what you prefer, when you prefer it, and where you prefer to receive it

                           Again, let me restate. There will be channels to be getting better customer service and building relationships with companies that create products and services just for you.

                           CheckFree, Microsoft and First Data share the vision for how powerful electronic billing and payment can be in helping companies to create excellence in customer service. Each of us understands how large the impact of electronic invoicing and payment can be on business-to-business applications. We know that technologies from each of us, when combined, can put electronic billing and payment on Main Street, making it common in Internet-connected households and businesses. We also share a mission of making it happen, evidenced by our decision to merge CheckFree and TransPoint.

                           As we play to win, our network of financial institution partners wins as well. We expect financial institutions to move aggressively to the Internet to take advantage of this larger opportunity to make a broader, easier-to-use and easier-to-scale electronic billing and payment service, delivered under their brand to consumers and corporate customers.

                           Electronic billing and payment is going to be a ubiquitously available as e-mail is on the Net. Consumers will have the opportunity to review their bills and billing statements at just a click from anywhere on the Web that they choose. Customers, both consumers and businesses, will now be able to be only a click away from detailed customer service through whatever Internet connection that they choose. And we believe that this transaction, the merger of CheckFree and Trans Point, is going to be a catalyst in making that ubiquitous availability just a click away.

                           Now I'd like to open it up to questions, if anyone has questions for either Ric, Lewis or myself, we'll be able to take them now. Operator.

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